SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

NetManage, Inc.

(Name of Subject Company)

NetManage, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

641144308

(CUSIP Number of Class of Securities)

Zvi Alon

Chairman of the Board of Directors, Chief Executive Officer & President

NetManage, Inc.

20883 Stevens Creek Boulevard

Cupertino, California 95014

(408) 973-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Andrew E. Nagel, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is NetManage, Inc., a Delaware corporation (“NetManage” or the “Company”). The address of the principal executive offices of the Company is 20883 Stevens Creek Boulevard, Cupertino, California 95014, and its telephone number is (408) 973-7171.

(b) Class of Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”), each of which is accompanied by a Preferred Share Purchase Right (each, a “Right” and together with the Common Stock, a “Share”) pursuant to the Preferred Shares Rights Agreement, dated April 26, 1999 (the “Rights Agreement”), by and between the Company and BankBoston N.A., as Rights Agent. As of the close of business on December 29, 2006, there were 9,518,662 shares of Common Stock issued and outstanding. The Common Stock is traded on the NASDAQ Global Market (“Nasdaq”) under the symbol “NETM”.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Riley Acquisition LLC (the “Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Riley Investment Partners, L.P. (formerly known as SACC Partners, LP) (“RIP”), disclosed in a Tender Offer Statement on Schedule TO, dated December 20, 2006 (as amended or supplemented from time to time, the “Schedule TO”), to purchase up to 1,296,890 shares of Common Stock, together with the associated Rights, at a purchase price of $5.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2006. According to the Offer to Purchase, the Offer will expire at 5:00 P.M., New York Time, on January 22, 2007, unless the Offer is extended. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of RIP and the Purchaser is 11100 Santa Monica Boulevard, Suite 810, Los Angeles, California 90025, and their telephone number is (310) 966-1445.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, there are no agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser, RIP or their respective executive officers, directors or affiliates.

2006 Proxy Statement

Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest is included in the following sections of the Company’s Proxy Statement filed on

Schedule 14A with the SEC on April 13, 2006 (the “2006 Proxy Statement”), which sections are filed as Exhibit (e)(1) hereto and are incorporated herein by reference: “Election of Directors” on pages 3-8 of the 2006 Proxy Statement, “Equity Compensation Plan Information” on pages 11-13 of the 2006 Proxy Statement, “Security Ownership of Certain Beneficial Owners and Management” on pages 14-16 of the 2006 Proxy Statement, “Executive Compensation and Other Matters” on pages 17-20 of the 2006 Proxy Statement, “Employment Contracts, Termination of Employment and Change of Control Arrangements” on pages 24-25 of the 2006 Proxy Statement and “Certain Relationships and Related Transactions” on pages 25-26 of the 2006 Proxy Statement.

Since the filing of the 2006 Proxy Statement, on October 19, 2006, the Board of Directors of NetManage (the “NetManage Board”) appointed Dr. Harry Saal to the NetManage Board. Upon his appointment to the NetManage Board, Dr. Saal was also granted options to purchase 16,000 shares of Common Stock at an exercise price of $5.03 per share, the fair market value of such shares on October 19, 2006.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions limiting the personal liability of directors for monetary damages and expanding the scope of indemnification beyond that specifically provided by current law.

The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under applicable law. In addition, the bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its directors and executive officers (and may indemnify its other officers, employees and agents) to the fullest extent not prohibited by the DGCL; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the NetManage Board, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL or (iv) such indemnification is required to be made under the relevant provision of the Charter. In addition, the Company has included in its Bylaws a provision to provide that the Company is required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the Company, or is or was serving at the request of Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the formal disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the applicable bylaw or otherwise. This description of the terms of the Charter and Bylaws is qualified in its entirety by reference to the Charter and Bylaws filed as Exhibit (e)(2) and Exhibit (e)(3) hereto, respectively, which are incorporated herein by reference.

The Company also has entered into indemnification agreements with each of its directors and executive officers which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under the DGCL and the Bylaws. This description of the indemnification agreements entered into between the Company and its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference.

The Company maintains customary directors’ and officers’ liability insurance coverage for the benefit of the current and former directors and officers of NetManage.

B. Riley & Co.

B. Riley & Co., a NASD member firm that provides research, trading and other services, publishes research reports on NetManage from time to time. NetManage understands that B. Riley & Co. is an affiliate of the Purchaser and RIP. NetManage does not have any agreements, arrangements or understandings with B. Riley & Co.

Item 4. The Solicitation or Recommendation.

(a) Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer.

The NetManage Board is expressing no opinion to NetManage stockholders and is remaining neutral with respect to the Offer. The NetManage Board has not made a determination whether the Offer is fair to or in the best interests of the NetManage stockholders and is not making a recommendation regarding whether the NetManage stockholders should accept the Offer and tender their Shares, and if so how many Shares to tender, or reject the Offer and not tender their Shares.

The NetManage Board has determined that a NetManage stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The NetManage Board urges each NetManage stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to NetManage’s prospects and outlook, the factors considered by the NetManage Board as described below and any other factors that the stockholder deems relevant to its investment decision. The NetManage Board also urges each NetManage stockholder to consult with its financial and tax advisors regarding the Offer. The NetManage Board notes that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer by an affiliate of the Purchaser, subject to the risk of the Offer being oversubscribed and the Shares purchased on a pro rata basis, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the Shares is recognized in the trading market.

A copy of the letter to the NetManage stockholders communicating that the NetManage Board is expressing no opinion to NetManage stockholders and is remaining neutral with respect to the Offer is filed herewith as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the NetManage Board’s Position.

Background

The Company’s management has periodically explored and assessed, and discussed with the NetManage Board, strategic alternatives for the Company, including, among other things, strategies to grow the Company’s business and operations and the potential sale of NetManage or a significant part of its assets or capital stock.

From time to time, including during the Spring 2006 and Summer 2006, Bryant R. Riley, President of Riley Investment Management LLC, the general partner of, and investment adviser to, RIP (“RIM”; one or more of RIM, RIP, the Purchaser and/or their affiliates are sometimes referred to generically as “Riley”), and Daniel Zeff, General Partner of entities affiliated with Zeff Capital Partners, L.P. (“Zeff”), have spoken and exchanged email correspondences with various members of the NetManage Board and NetManage’s senior management regarding Riley’s and/or Zeff’s respective interest in NetManage.

On August 31, 2006, RIM and Zeff, each a stockholder of NetManage who agreed with the other to have joint activities with respect to NetManage, sent a letter to the NetManage Board informing NetManage of their interest in acquiring all outstanding shares of Common Stock that they did not already own for $5.25 per share in cash. The letter noted that it was non-binding and that the proposal expressed in the letter was conditioned upon, among other things, completion of satisfactory due diligence, completion of a financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching agreement with a sufficient number of managers to continue their involvement with the Company following the transaction on mutually satisfactory terms. The letter noted that RIM and Zeff intended to withdraw their proposal if a definitive merger agreement had not been executed by September 30, 2006. Also on August 31, 2006, RIM and Zeff issued a press release announcing the delivery of the non-binding indication of interest. A copy of the letter from RIM and Zeff, dated August 31, 2006, and RIM and Zeff’s press release relating thereto are filed as Exhibit (a)(5)(A) and Exhibit (a)(5)(B) hereto, respectively.

On September 1, 2006, NetManage issued a press release confirming that it has received the letter from RIM and Zeff, dated August 31, 2006, and that the NetManage Board, consistent with its fiduciary duties and in consultation with its advisors, expected to meet in due course to review and discuss the letter and thereafter would advise NetManage stockholders of its position regarding this letter. A copy of NetManage’s press release, dated September 1, 2006, is filed as Exhibit (a)(5)(C).

Over the course of the next several weeks, NetManage’s senior management team, including Zvi Alon, NetManage’s Chairman of the Board of Directors, Chief Executive Officer and President, met with the members of the NetManage Board and the Company’s outside legal counsel regarding the letter from RIM and Zeff, dated August 31, 2006.

On September 12, 2006, NetManage sent to RIM and Zeff a letter requesting additional information to assist the NetManage Board and NetManage’s advisors evaluate the transaction contemplated by the letter from RIM and Zeff, dated August 31, 2006. NetManage requested information regarding RIM and Zeff’s background, the amount, type and status of their proposed financing, their conditions to the proposed transaction, their expectations regarding the post-closing management of the Company, their expected timeline to completion of a transaction and any other matters material to NetManage Board’s evaluation of a transaction. NetManage requested a prompt response to its request. A copy of NetManage’s letter to RIM and Zeff, dated September 12, 2006, is filed as Exhibit (a)(5)(D) hereto.

During late September 2006 and early October 2006, NetManage consulted with a financial advisor to analyze RIM and Zeff’s non-binding indication of interest.

Over the course of the next three weeks, neither RIM or Zeff provided any additional information to NetManage in response to its letter, dated September 12, 2006.

On October 3, 2006, RIM and Zeff sent a letter to the NetManage Board regarding NetManage’s letter, dated September 12, 2006. Despite the fact that most of NetManage’s information requests related to RIM and Zeff and their interest in and plans for NetManage, RIM and Zeff stated that they could not provide any responses to many of NetManage’s requests without due diligence or discussions with NetManage and provided cursory responses to NetManage’s requests for information. They stated that, assuming full cooperation by NetManage, they anticipated providing a draft definitive merger agreement approximately 11 to 12 weeks after the date on which they would be allowed to begin to conduct due diligence. RIM and Zeff noted that they were extending the expiration date of their non-binding indication of interest to October 15, 2006. A copy of the letter from RIM and Zeff, dated October 3, 2006, is filed as Exhibit (a)(5)(E) hereto.

On October 13, 2006, NetManage sent to RIM and Zeff a letter in response to their letter, dated October 3, 2006. NetManage stated that NetManage and its advisors would continue to devote their time and resources to analyze the information provided to NetManage and the other information available to NetManage in order to evaluate if the proposed transaction was in the best interests of NetManage and its stockholders, and that NetManage expected such review to be completed by October 31, 2006. A copy of NetManage’s letter to RIM and Zeff, dated October 13, 2006, is filed as Exhibit (a)(5)(F) hereto.

On October 19, 2006, the NetManage Board held a meeting at NetManage’s principal executive offices to consider, among other matters, whether to enter into discussions and negotiations with RIM and Zeff. Also present were representatives from the Company’s financial advisor with respect to RIM and Zeff’s indication of interest and a representative from the Company’s outside legal counsel. Mr. Alon updated the NetManage Board on the status of events regarding communications with RIM and Zeff. A representative of the Company’s outside legal counsel reviewed with the NetManage Board their fiduciary duties and other matters and answered questions from the NetManage Board. Representatives of the Company’s financial advisor with respect to RIM and Zeff’s indication of interest summarized its preliminary analysis of NetManage and other matters and answered questions from the NetManage Board. The NetManage Board then considered and discussed RIM and Zeff’s indication of interest and various risks, benefits and other factors of engaging in discussions and negotiations with RIM and Zeff. After discussion, the NetManage Board authorized Mr. Alon to send to RIM and Zeff a letter declining to engage in discussions and negotiations with RIM and Zeff at that time, subject to reviewing a satisfactory draft of such letter.

On October 24, 2006, NetManage sent a letter to RIM and Zeff stating that the NetManage Board had concluded that NetManage was not interested in entering into negotiations with them at that time regarding their interest in acquiring all of the outstanding shares of Common Stock that they did not already own. NetManage noted that, among other factors, the NetManage Board had concluded that the price per share contemplated by their letters was inadequate and not in the best interests of the NetManage stockholders. NetManage also noted that the NetManage Board did not think it was in the best interests of NetManage or its stockholders to devote further resources and management attention towards the consideration of the matters discussed in RIM and Zeff’s letters and that such resources and management attention were better spent on the ongoing operations and performance of NetManage. Also on October 24, 2006, NetManage issued a press release announcing its conclusions regarding RIM and Zeff’s non-binding indication of interest as set forth in its letter to RIM and Zeff. A copy of the letter from NetManage to RIM and Zeff, dated October 24, 2006, and the press release relating thereto are filed as Exhibit (a)(5)(G) and Exhibit (a)(5)(H) hereto, respectively.

On November 6, 2006, RIM and Zeff sent a letter to the NetManage Board stating that they had decided to increase the price of their non-binding offer to acquire all of the outstanding shares of Common Stock that they did not already own to $5.50 per share in cash. They stated that they were extending the date for NetManage to respond to their indication of interest to November 20, 2006. A copy of the letter from RIM and Zeff, dated November 6, 2006, is filed as Exhibit (a)(5)(I) hereto.

Over the course of the next several weeks, NetManage’s senior management team, including Mr. Alon, met with the members of the NetManage Board regarding the letter from RIM and Zeff, dated November 6, 2006, and its advisors.

On November 21, 2006, with the approval of the NetManage Board, NetManage sent a letter to RIM and Zeff stating that the NetManage Board had concluded that NetManage was not interested in entering into negotiations with RIM and Zeff at that time regarding their interest in acquiring all of the outstanding shares of Common Stock that they did not already own at the revised price contemplated by their letter, dated November 6, 2006. NetManage noted in its letter that the modest increase in the offer price contemplated by RIM and Zeff’s letter, dated November 6, 2006, had not changed the conclusion of the NetManage Board noted in its letter, dated October 24, 2006. Also on November 21, 2006, NetManage issued a press release announcing its conclusions regarding RIM and Zeff’s revised non-binding indication of interest as set forth in its letter to RIM and Zeff. A copy of the letter from NetManage to RIM and Zeff, dated November 21, 2006, and the press release relating thereto are filed as Exhibit (a)(5)(J) and Exhibit (a)(5)(K) hereto, respectively.

Also on November 21, 2006, RIM and Zeff issued a press release announcing that they had determined not to extend their offer to acquire all of the outstanding shares of Common Stock that they did not already own. A copy of RIM and Zeff’s press release, dated November 21, 2006, is filed as Exhibit (a)(5)(L) hereto.

From time to time during the Fall 2006, Mr. Alon discussed with Mr. Riley and/or Mr. Zeff their firm’s respective interests in NetManage. On or about November 21, 2006, as on prior occasions and as mentioned in several of the letters from RIM and Zeff, Mr. Riley stated to Mr. Alon in a telephone conversation that Riley’s intentions with respect to RIM and Zeff’s indications of interest were, in fact, genuine, that Riley believed that the best alternative for NetManage was to become a private company and that Riley and RIM continued to desire to acquire all of the outstanding shares of Common Stock that they did not already own.

On December 7, 2006, RIP sent a notice to NetManage notifying NetManage of (i) its intent to nominate for election at the 2007 annual meeting of NetManage stockholders two directors to the NetManage Board in lieu of any persons who may be nominated by the NetManage Board, and (ii) its intent to bring before the 2007 annual meeting of NetManage stockholders eight other proposals, including a proposal to amend the Bylaws to institute term limits on directors. In addition, on December 7, 2006, RIM issued a press release announcing the delivery of this notice to NetManage and announcing that RIP planned to launch a partial tender to offer to purchase up to 1,296,890 shares of Common Stock at a price of $5.25 per share. Finally, on December 7, 2006, RIP sent to NetManage a request pursuant to the DGCL to inspect certain books and records of the Company, including a stockholder list. A copy of the letter from RIP to NetManage, dated December 7, 2006, regarding its notice of intent to bring nominations and proposals at the 2007 annual meeting of NetManage stockholders, RIM’s press release, dated December 7, 2006, related thereto and the letter from RIP to NetManage, dated December 7, 2006, requesting to inspect certain books and records are filed as Exhibit (a)(5)(M), Exhibit (a)(1)(H) and Exhibit (a)(5)(N) hereto, respectively.

As described above, prior to the Company’s receipt of the December 7, 2006 notice from Riley, the Company’s management has periodically explored and assessed, and discussed with the NetManage Board, strategic alternatives for the Company, including, among other things, strategies to grow the Company’s business and operations and the potential sale of NetManage or a significant part of its assets or capital stock. Following the Company’s receipt of the December 7, 2006 notice from Riley, representatives of the Company and the NetManage Board have continued to discuss such alternatives and have engaged in preliminary discussions with several parties with respect to such alternatives. NetManage cannot predict at this time whether any such discussions will result in any definitive transactions and, if so, whether the terms of any such transactions will be more favorable or less favorable to the NetManage stockholders than the Offer.

On December 12, 2006, NetManage issued a press release confirming that it had received the communications from Riley from December 7, 2006 and that the NetManage Board, consistent with its fiduciary duties and in consultation with its advisors, expected to meet in due course to review and discuss these matters and thereafter would advise NetManage stockholders of its position regarding these matters in accordance with applicable law. A copy of NetManage’s press release, dated December 12, 2006, is filed as Exhibit (a)(5)(O) hereto.

On December 14, 2006, NetManage sent a letter to RIP stating that it intended to comply with RIP’s request to inspect certain books and records of the Company to the extent reasonably practicable and required under applicable law and describing which information requested by RIP it would make available. Over the course of the following week, NetManage coordinated making such information available to RIP.

On December 20, 2006, the Purchaser commenced the Offer by filing the Offer to Purchase with the SEC and taking other actions, and RIM issued a press regarding the commencement of the Offer. A copy of RIM’s press release, dated December 20, 2006, related thereto is filed as Exhibit (a)(1)(I) hereto.

On December 21, 2006, the NetManage Board held a special telephonic meeting to consider, among other things, the Offer. Mr. Alon provided an update to the NetManage Board as to the requirements to respond to the Offer by making a recommendation to NetManage stockholders or determining to remain neutral with respect to the Offer. The NetManage Board reviewed and discussed the status of events regarding the Offer and discussed their fiduciary duties. The NetManage Board also discussed the status of preliminary discussions with several parties regarding alternative transactions as well as potential alternative transactions involving the Company, including a tender offer by the Company or instituting a stock buyback program. After discussion, the NetManage Board determined that further investigation, analysis and discussion with its advisors was necessary and that the NetManage Board should meet again once it had consulted further with its advisors.

On December 27, 2006, NetManage issued a press release confirming that the Purchaser had commenced the Offer and that the NetManage Board, consistent with its fiduciary duties and in consultation with its advisors, expected to meet in due course to review and discuss these matters and thereafter would advise NetManage stockholders of its position, if any, regarding the Offer. A copy of NetManage’s press release, dated December 27, 2006, is filed as Exhibit (a)(5)(P) hereto.

On January 3, 2007, the NetManage Board held a special telephonic meeting to consider making a recommendation to NetManage stockholders regarding the Offer. Mr. Alon updated the NetManage Board on the status and terms of the Offer. The NetManage Board then considered and discussed the Offer and several factors relating to whether it should make a recommendation to NetManage stockholders regarding the Offer (and if so, what recommendation to make) or express no opinion to NetManage stockholders regarding the Offer. See the Section entitled “—Reasons for the NetManage Board’s Position” below for more information on the factors considered. The NetManage Board concluded that it was not necessary for the Company to request from a financial advisor a detailed financial analysis of the Offer or an opinion as to whether the Offer Price was fair, from a financial point of view, to the stockholders because the Purchaser was not proposing in the Offer to take the Company private and because each NetManage stockholder has its own investment objectives and view as to the future prospects of the Company that may be different than those of the other stockholders. After discussion, the NetManage Board concluded that it would express no opinion to NetManage stockholders and would remain neutral with respect to the Offer and that it would urge each NetManage stockholder to make its own decision regarding the Offer based on all of the available information. See the Section entitled “Solicitation Recommendation—No Opinion/Remaining Neutral Toward the Offer” above for more information the NetManage Board’s position with respect to the Offer.

On January 4, 2007, NetManage issued a press release stating that the NetManage Board had determined to express no opinion to NetManage stockholders and to remain neutral with respect to the Offer. A copy of NetManage’s press release, dated January 4, 2007, is filed as Exhibit (a)(2)(B) hereto.

Reasons for the NetManage Board’s Position

In evaluating the Offer and determining to express no opinion to NetManage stockholders and to remain neutral with respect to the Offer, the NetManage Board consulted with the Company’s senior management and legal counsel and considered a number of factors.

The NetManage Board considered factors that it considered were in favor of recommending that NetManage stockholders accept the Offer and tender their Shares in the Offer, including the following:

•	Offer Price; Premium to Pre-Announcement Trading Price. The NetManage Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represented a premium of 6.49% over the $4.93 closing price per share of the Common Stock on the Nasdaq on December 6, 2006, the last trading day prior to the announcement by Riley of its intention to commence the Offer.

•

Cash Tender Offer; Company Operation Risk; Risk of Discussions of Alternative Strategic Transactions; Certainty of Value. The NetManage Board considered that the Offer provides for a cash tender offer for Shares to NetManage stockholders, thereby enabling NetManage stockholders to obtain a premium value to prior market prices of their Shares in exchange for their Shares and eliminating many risks and uncertainties that come with owning shares of the Common Stock, including those related to the performance of NetManage, the industry in which NetManage operates, the financial markets and prices at which other offerors may be willing to pay for their shares of Common Stock (including the parties with which the Company has had discussions regarding strategic alternatives as noted in the Section entitled “—Background” above). With respect thereto, the NetManage Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, and such discussions regarding strategic alternatives, including the risks that such discussions may not result in any definitive transaction and, if so, whether the terms of any such transaction will be more favorable or less favorable to the NetManage stockholders than the Offer, and the NetManage Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects and discussions of strategic alternatives unless the Common Stock was acquired for cash.

•	Effect of a Termination of Riley’s Interest in NetManage. The NetManage Board considered that Riley has stated that, if the Offer is not successful, it may determine not to pursue its campaign for its nominations to the NetManage Board and other proposals to be made to NetManage stockholders and may decide to sell any or all of its Shares. The NetManage Board noted that, if Riley is unsuccessful in its Offer, loses interest in its investment in NetManage or sells its shares, any of those events could have adverse effects on the market price of shares of the Common Stock.

The NetManage Board also considered factors that it considered were in favor of recommending that NetManage stockholders reject the Offer and not tender their Shares in the Offer, including the following:

•	Company Operating and Financial Condition; Cash Consideration. The NetManage Board considered the current, recent and historical financial condition and results of operation of the Company, as well as the prospects, strategic objectives and business plan of the Company, including the risks and uncertainties involved in achieving those prospects and objectives, implementing the business plan, the current, recent and expected conditions in the software industry and the other risks and uncertainties described in the Company’s filings with the SEC. While NetManage generally does not provide guidance regarding its expectations for the performance of NetManage or the future trading price of the Common Stock, NetManage’s senior management and the NetManage Board believe that the continued implementation of the Company’s operational plan is the best method available to create value for stockholders through the operations of the Company. Similarly, the NetManage Board noted that Riley has stated in its Offer to Purchase that Riley is making the Offer at a discount to the value that it hopes it might ultimately realize from owning the Shares acquired in the Offer and bringing about certain changes at NetManage. The NetManage Board considered the fact that the nature of the Offer as a cash transaction would prevent the NetManage stockholders who tender their shares of Common Stock in the Offer from being able to participate in any value creation of the Company (whether by the Company or otherwise) that could be generated going forward.

•	Discussions of Alternative Strategic Transactions; Cash Consideration. The NetManage Board considered that the Company’s management and the NetManage Board periodically explore and assess strategic alternatives for the Company, including, among other things, the potential sale of NetManage or a significant part of its assets or capital stock. In addition, as noted in the Section entitled “—Background” above, NetManage has continued to discuss such alternatives and has engaged in preliminary discussions with several parties with respect to such alternatives. NetManage cannot predict at this time whether any such discussions will result in any definitive transactions and, if so, whether the terms of any such transactions will be more favorable or less favorable to the NetManage stockholders than the Offer. The NetManage Board considered the fact that the nature of the Offer as a cash transaction would prevent the NetManage stockholders who tender their shares of Common Stock in the Offer from being entitled to receive any additional consideration paid to NetManage stockholders in a transaction involving the sale of NetManage or other alternative transaction, which might include a premium that is larger than any premium paid in the Offer.

•	Possible Acquisitive Intent of Riley; Possible Availability of Larger Change of Control Premium. The NetManage Board considered that Riley has recently stated its intent to take the Company private or pursue a change of control transaction involving Riley or Zeff. Riley has also pursued a course of action that suggests that it would like to change the composition of the NetManage Board and NetManage’s corporate governance policies to facilitate an acquisition of NetManage, which is a course of action that is sometimes pursued by parties interested in acquiring a company. See the Section entitled “—Background” above for more information on Riley’s statements and activities. The NetManage Board also considered that certain statements in the Offer to Purchase imply that Riley does not have the intent to pursue a change of control transaction and that such statements and Delaware law may make a change of control transaction more difficult. The NetManage Board considered that it was not able to determine Riley’s actual intent regarding NetManage or the extent to which it continued to work in collaboration with Zeff or other parties. The NetManage Board noted that, if Riley still intended to pursue entering into a change of control transaction with NetManage, NetManage stockholders who tendered their shares in the Offer would not be entitled to receive any additional consideration paid to NetManage stockholders in such transaction, which might include a change of control premium that is larger than any premium paid in the Offer. For example, Riley and Zeff have recently expressed an interest in acquiring all shares of Common Stock that they did not own for $5.50 per share in cash, a price in excess of the Offer Price. NetManage has previously declined to engage in negotiations with respect to Riley and Zeff’s proposals to acquire all of the shares of Common Stock that they did not own for $5.25 per share in cash and $5.50 per share in cash.

•	Effect of Successful Completion of the Offer; Large or Largest Stockholder. The NetManage Board considered the fact that if the Offer is fully subscribed for and is completed by the Purchaser, Riley will be among the largest stockholders (and perhaps the largest stockholder) of the Company. In that capacity, Riley’s influence over the Company and its policies will be significantly greater than its current influence, and such influence on the Company may have effects on the Company’s business plan, policies or performance. The NetManage Board observed that Riley has not provided any information to NetManage or NetManage stockholders on which they would be able to assess whether that influence would have positive or adverse effects on the Company, including whether or not Riley has a proven track record for creating stockholder value or any experience in the industry in which NetManage operates, or whether the interests of Riley would be consistent with those of other NetManage stockholders.

•	Effect of Unsuccessful Completion of the Tender; Campaign for Directors and Proposals. The NetManage Board considered that Riley has stated that, if the Offer is not successful, it may determine not to pursue its campaign for its nominations to the NetManage Board and other proposals to be made to NetManage stockholders. The NetManage Board has not made a determination about how to respond to Riley’s notice of its intent to nominate for election two directors to the NetManage Board and to bring other proposals at the 2007 annual meeting of NetManage stockholders. However, the NetManage Board is aware of the fact that this notice has caused NetManage, and reasonably expects that NetManage’s response would likely require NetManage in the near future, to spend management attention and Company resources on this matter, perhaps at the expense of spending them on the operations of the Company, which could have adverse effects on the Company. These adverse effects could be mitigated if Riley determines not to pursue its campaign for its nominations to the NetManage Board and other proposals to be made to NetManage stockholders if the Offer is unsuccessful.

•

Liquidity of Shares Generally. The NetManage Board considered the trading volume and liquidity of the Shares after giving effect to Riley’s acquisition of the Shares which it has offered to purchase in the Offer. The NetManage Board noted that, following a fully subscribed Offer, the public float of the Shares (excluding Shares held by Riley or NetManage’s directors, officers and affiliates) would decrease. The NetManage Board also observed that such a decrease in the public float of the Shares would further limit trading liquidity of the Shares and could increase the volatility of Share prices in the trading market, and NetManage stockholders whose Shares are not acquired in the Offer, including any Shares not purchased as a result of the Offer being oversubscribed, would be subject to reduced trading liquidity of the Shares and potentially increased Share price volatility.

•	Pro Ration; Odd Lots. The NetManage Board also considered that if the Offer is oversubscribed, Riley may not accept for purchase all of the Shares tendered in accordance with the pro ration mechanism set forth in the Offer to Purchase, and as a result a stockholder may not be able to dispose of all of its Shares in the Offer even if it wishes to do so. The NetManage Board observed that if a NetManage stockholder’s Shares are purchased on a pro rata basis, the Offer may result in a NetManage stockholder who tenders its shares in the Offer holding an odd lot of shares (generally a number of shares less than or not evenly divisible by 100), which are generally considered to have less liquidity than round lots of shares.

•	Tax Treatment. The NetManage Board considered the fact that gains from the sale of shares of Common Stock to Riley in the Offer would be taxable for U.S. federal income tax purposes to the NetManage stockholders who tender their shares in the Offer.

•	Conditions to the Consummation of the Offer. The NetManage Board considered the fact that the satisfaction of many of Riley’s conditions to the acceptance for payment of shares and payment for the shares of Common Stock was largely within the Purchaser’s discretion.

The NetManage Board also considered factors that it considered were in favor of expressing no opinion to NetManage stockholders and remaining neutral with respect to the Offer, including the following:

•	Not a Change of Control Transaction; Expected Continued Trading on Nasdaq. The NetManage Board considered that the Offer would not by itself result in a change of control of NetManage and that the NetManage Board expected that NetManage would continue to be an independent company and that the Common Stock would continue to trade on Nasdaq following the completion of the Offer, regardless of whether the Offer is successfully completed by Riley, as Riley will not own a majority of the outstanding shares of Common Stock as a result of the Offer. NetManage generally does not provide guidance regarding its expectations for the performance of NetManage or the future stock price of the Common Stock. Accordingly, the NetManage Board believed that the determination about whether or not a NetManage stockholder should tender its shares in the Offer was principally based on each individual stockholders’ desire to continue to hold shares of Common Stock as discussed below.

•	Individual Investment Decision. The NetManage Board considered that each NetManage stockholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all of the available information. Personal considerations that the NetManage Board believed may be relevant to this decision include:

•	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives;

•	the stockholder’s views as to NetManage’s prospects and outlook or the likelihood that NetManage will enter into a strategic transaction that will include a change of control premium to be paid to NetManage stockholders that is larger than any premium paid in the Offer;

•	the stockholder’s need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the stockholder;

•	whether the stockholder requires current income on its investment in the Company;

•	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

•	the stockholder’s assessment of the prospects of companies engaged in the software business, with respect to which the stockholder may wish to consult with competent investment professionals;

•	the tax consequences to the stockholder of participating in the Offer, for which the stockholder may wish to consult with competent tax advisors; and

•	the factors considered by the NetManage Board as described herein and any other factors that the stockholder deems relevant to its investment decision.

•	Unclear Outcome of Discussions of Alternative Strategic Transactions. As noted in the Section entitled “—Background” above, NetManage has continued to explore and assess strategic alternatives for the Company and discuss such alternatives and has engaged in preliminary discussions with several parties with respect to such alternatives. NetManage cannot predict at this time whether any such discussions will result in any definitive transactions and, if so, whether the terms of any such transactions will be more favorable or less favorable to the NetManage stockholders than the Offer. The outcome of such discussions could affect the NetManage Board’s manner of analysis of, and position with respect to, the Offer. However, the NetManage Board considered that it would be difficult to make a recommendation to NetManage stockholders with respect to the Offer in part because it could not predict at this time whether such discussions will result in a definitive transaction.

•	Offer Price Compared to Market Price. Since December 7, 2006, the day on which Riley announced its intention to commence the Offer, the trading price of the Common Stock on Nasdaq has at various times been above and has at various times been below the Offer Price. For example, on January 3, 2007, the last trading date prior to the filing of this Schedule 14D-9, the Common Stock traded at a price as high as $5.50 per share. The NetManage Board determined that it cannot predict the price at which the Common Stock will trade on Nasdaq in the future (including as compared to the Offer Price). NetManage stockholders should get current market stock price information on the Common Stock (as well as information on comparative broker’s commissions) before tendering any Shares in the Offer, as a stockholder who wants to tender some or all of its Shares in the Offer may be able to obtain a higher price for such Shares (net of broker’s commissions) by selling such Shares on Nasdaq.

•	No Auction Process Conducted. The NetManage Board considered that no formal auction process had been conducted by the Company to solicit interest in strategic alternatives that may be available to the Company that might be alternatives to the Offer, including the solicitation of interest in a possible business combination transaction involving the Company. The NetManage Board also considered that, in part based on the timing of the Offer, other than those parties with which the Company has engaged in preliminary discussions of alternative strategic transactions (the outcome of which cannot be predicted at this time), the NetManage Board was unable to determine the likelihood that other bidders would make a proposal to acquire some or all of the Common Stock at a higher price per share than the Offer Price. Accordingly, the NetManage Board believed that it was unable to determine whether the Offer Price represented the highest price per share of Common Stock that was reasonably attainable.

•	Possibility that the Company May Offer Alternatives. The NetManage Board considered that, given the timing of the Offer, the Company was not able to determine if it wanted to propose any alternative transactions to NetManage stockholders in lieu of the Offer, including a tender offer for Shares at a higher price than the Offer Price or other transactions that may provide value to its stockholders. The NetManage Board has discussed potential alternative transactions available to the Company, including a tender offer by the Company or instituting a stock buyback program. The NetManage Board may consider these alternatives in the near future.

•	Preserved Ability to Change Recommendation. The NetManage Board considered the fact that the NetManage Board can change its position and make a recommendation to NetManage stockholders with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the NetManage Board. The NetManage Board considered that NetManage stockholders who tender their Shares in the Offer would have withdrawal rights as provided in the Offer to Purchase and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so based on any changes to the NetManage Board’s position with respect to the Offer or otherwise.

The NetManage Board determined that, in light of these factors, it should express no opinion to NetManage stockholders and should remain neutral with respect to the Offer. The NetManage Board has determined that a NetManage stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The NetManage Board urges each NetManage stockholder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the NetManage Board as described above and any other factors that the stockholder deems relevant to its investment decision. The NetManage Board also urges each NetManage stockholder to consult with its financial and tax advisors regarding the Offer.

The foregoing discussion of information and factors considered by the NetManage Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the NetManage Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the NetManage Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective positions, the members of the NetManage Board were aware of the interests of executive officers and directors of NetManage as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender shares of Common Stock held of record or beneficially by them in the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority). The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Morrow & Co., Inc.

The Company has retained Morrow & Co., Inc. (“Morrow”) to assist the Company in communications with stockholders and analysis of stockholders with respect to the Offer and other matters. The Company will pay Morrow no more than $25,000 for these services rendered in connection with the Offer and has agreed to reimburse Morrow for certain expenses it may incur in connection therewith.

Financial Advisor

The Company has held discussions with several financial advisors with respect to the Offer but has not engaged a financial advisor to advise it with respect to the Offer. The Company has consulted with financial advisors in connection with other matters.

Except as described above, neither the Company, nor any person acting on its behalf, has directly or, to its knowledge, indirectly, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than set forth below, to the Company’s knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

On January 4, 2007, Dr. Shelley Harrison exercised options to purchase Common Stock and sold the 5,000 shares of Common Stock resulting from such exercise at a price of $5.3064 per share pursuant to Dr. Harrison’s Rule 10b-5(1) plan.

During the past 60 days and in the ordinary course of business, the Company has granted options to purchase shares of Common Stock to newly hired employees pursuant to its equity incentive plans. During this period, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Item 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or any subsidiary of the Company.

(c) Except as indicated in Item 4 above, there are no transactions, resolutions of the NetManage Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. The NetManage Board has not approved the Offer for purposes of Section 203 of the DGCL. Accordingly, if Riley becomes an “interested stockholder” as a result of the completion of the Offer, Riley would be restricted pursuant to Section 203 of the DGCL from entering into business combination transaction for three years after the completion of the Offer.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The NetManage Board has not approved the Offer for purposes of such laws and regulations of such other states.

Preferred Share Purchase Rights

On April 26, 1999, pursuant to the Rights Agreement, the NetManage Board declared a dividend of one Right to purchase one one-thousandth share of the Series A Participating Preferred Stock of the Company for each outstanding share of Common Stock.

The Rights contemplated by the Rights Agreement will separate from the shares of Common Stock and become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days following the commencement of, or announcement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Shares. Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of Common Stock having a value equal to two times the purchase price thereunder. The Rights will expire on the earliest of (i) May 7, 2009 or (ii) redemption or exchange of the Rights.

A copy of the Rights Agreement is filed as Exhibit (a)(5)(Q) hereto and is incorporated herein by reference. This description of the terms of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement and the summary of the Rights filed therewith.

If Riley is a member of a group and other members of the group own shares of Common Stock, Riley may become an Acquiring Person under the Rights Agreement following the completion of the Offer.

Appraisal Rights

NetManage stockholders do not have appraisal rights in connection with the Offer.

Effects of the Offer on the Market for Shares

See the items discussed in Item 12 of the Offer to Purchase, including those under the Sections “Effects of the Offer on the Market for Shares—Market for the Shares,” “Effects of the Offer on the Market for Shares—Nasdaq Listing,” “Effects of the Offer on the Market for Shares—Registration under the Exchange Act” and “Effects of the Offer on the Market for Shares—Margin Regulations.” Such sections of the Offer to Purchase are incorporated herein by reference. NetManage is not able to determine at this time whether any of the effects noted in Item 12 of the Offer to Purchase will occur as a result of the Offer.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 20, 2006.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Letter from Riley Investment Management LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006.*†

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2006.*†

(a)(1)(F)	Letter from Riley Investment Management LLC to Stockholders.*†

(a)(1)(G)	Form of Summary Advertisement published in Investor’s Business Daily on December 20, 2006.*

(a)(1)(H)	Press release issued by Riley Investment Management LLC, dated December 7, 2006 (incorporated by reference to the pre-commencement Schedule TO-C filed by Riley Investment Management LLC on December 7, 2006).

(a)(1)(I)	Press release issued by Riley Investment Management LLC, dated December 20, 2006.*

Exhibit No.	Description
(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of NetManage, Inc., dated January 4, 2007.†

(a)(2)(B)	Press release issued by NetManage, Inc., dated January 4, 2007.

(a)(5)(A)	Letter to the Board of Directors of NetManage, Inc. from Riley Investment Management LLC and Zeff Capital Partners, L.P., dated August 31, 2006 (incorporated by reference to Exhibit A to a Schedule 13D filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on August 31, 2006).

(a)(5)(B)	Press release issued by Riley Investment Management LLC and Zeff Capital Partners, L.P., dated August 31, 2006 (incorporated by reference to Exhibit C to a Schedule 13D filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on August 31, 2006).

(a)(5)(C)	Press release issued by NetManage, Inc., dated September 1, 2006 (incorporated by reference to Exhibit 99.1 to NetManage, Inc.’s Current Report on Form 8-K filed on September 1, 2006).

(a)(5)(D)	Letter to Riley Investment Management LLC and Zeff Capital Partners, L.P. from NetManage, Inc., dated September 12, 2006.

(a)(5)(E)	Letter to the Board of Directors of NetManage, Inc. from Riley Investment Management LLC and Zeff Capital Partners, L.P., dated October 3, 2006 (incorporated by reference to Exhibit A to a Schedule 13D/A filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on October 5, 2006).

(a)(5)(F)	Letter to Riley Investment Management LLC and Zeff Capital Partners, L.P. from NetManage, Inc., dated October 13, 2006.

(a)(5)(G)	Letter to Riley Investment Management LLC and Zeff Capital Partners, L.P. from NetManage, Inc., dated October 24, 2006 (incorporated by reference to Exhibit 99.1 to NetManage, Inc.’s Current Report on Form 8-K filed on October 24, 2006).

(a)(5)(H)	Press release issued by NetManage, Inc., dated October 24, 2006 (incorporated by reference to Exhibit 99.1 to NetManage, Inc.’s Current Report on Form 8-K filed on October 26, 2006).

(a)(5)(I)	Letter to the Board of Directors of NetManage, Inc. from Riley Investment Management LLC and Zeff Capital Partners, L.P., dated November 6, 2006 (incorporated by reference to Exhibit A to a Schedule 13D/A filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on November 7, 2006).

(a)(5)(J)	Letter to Riley Investment Management LLC and Zeff Capital Partners, L.P. from NetManage, Inc., dated November 21, 2006 (incorporated by reference to Exhibit 99.2 to NetManage, Inc.’s Current Report on Form 8-K filed on November 21, 2006).

(a)(5)(K)	Press release issued by NetManage, Inc., dated November 21, 2006 (incorporated by reference to Exhibit 99.1 to NetManage, Inc.’s Current Report on Form 8-K filed on November 21, 2006).

(a)(5)(L)	Press release issued by Riley Investment Management LLC and Zeff Capital Partners, L.P., dated November 21, 2006 (incorporated by reference to Exhibit A to a Schedule 13D/A filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on November 21, 2006).

(a)(5)(M)	Letter to NetManage, Inc. from SACC Partners, LP, dated December 7, 2006 (incorporated by reference to Exhibit A to a Schedule 13D/A filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on December 7, 2006).

(a)(5)(N)	Letter to NetManage, Inc. from SACC Partners, LP, dated December 7, 2006 (incorporated by reference to Exhibit A to a Schedule 13D/A filed by Riley Investment Management LLC, SACC Partners LP and Bryant R. Riley on December 7, 2006).

(a)(5)(O)	Press release issued by NetManage, Inc., dated December 12, 2006 (incorporated by reference to Exhibit 99.1 to NetManage, Inc.’s Current Report on Form 8-K filed on December 12, 2006).

Exhibit No.	Description
(a)(5)(P)	Press release issued by NetManage, Inc., dated December 27, 2006 (incorporated by reference to the Schedule 14D-9C filed by NetManage, Inc. on December 27, 2006).

(a)(5)(Q)	Preferred Shares Rights Agreement, dated April 26, 1999, by and between the Company and BankBoston N.A., as Rights Agent, and the description of the rights thereunder (incorporated by reference to NetManage, Inc.’s Registration Statement Form 8-A filed on May 5, 1999).

(e)(1)	Excerpts from pages 7-26 of NetManage, Inc.’s Proxy Statement filed on Schedule 14A with the SEC on April 13, 2006.

(e)(2)	Amended and Restated Certificate of Incorporation of NetManage, Inc. (incorporated by reference to Exhibit 3.5 to NetManage, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

(e)(3)	Amended and Restated Bylaws of NetManage, Inc. (incorporated by reference to Exhibit 3.3 to NetManage, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

(e)(4)	Form of Indemnity Agreement between NetManage, Inc. and each of the directors and officers of NetManage, Inc.

(e)(5)	Independent Services Agreement, dated May 28, 2003, by and between NetManage, Inc. and Dr. Shelley Harrison (incorporated by reference to Exhibit 10.19 to NetManage, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

(e)(6)	NetManage, Inc. 1992 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit (c)(1) to NetManage, Inc.’s Tender Offer Statement on Schedule TO filed on May 16, 2003, as amended).

(e)(7)	NetManage, Inc. 1993 Non-Employee Directors Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 4.2 to NetManage, Inc.’s Registration Statement on Form S-8 filed on October 27, 2003).

(e)(8)	NetManage, Inc. 1993 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 4.2 to NetManage, Inc.’s Registration Statement on Form S-8 filed on April 9, 2003)

(e)(9)	NetManage, Inc. 1999 Non-Statutory Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 4.2 to NetManage, Inc.’s Registration Statement on Form S-8 filed on October 27, 2005).

*	Incorporated by reference to the Schedule TO filed by Riley Acquisition LLC on December 20, 2006.

†	Included in materials mailed to stockholders of NetManage, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NETMANAGE, INC.

	By: Name: Title:	/s/ Zvi Alon Zvi Alon Chairman of the Board of Directors, Chief Executive Officer & President
Dated: January 4, 2007